[Missing Graphic Reference] First Oppotunity Fund, Inc.	2344 Spruce Street Suite A Boulder, Colorado 80302 www.firstopportunityfund.com

March 30, 2011

VIA EDGAR AND EMAIL

Vincent J. Di Stefano, Esq.
Senior Counsel
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:          First Opportunity Fund, Inc. (the “Registrant” or the “Fund”)
File No. 811- 04605
Definitive Proxy Statement on Schedule 14A

Dear Mr. Di Stefano:

On behalf of the Registrant, attached hereto are definitive proxy materials relating to the proposed meeting of stockholders of the First Opportunity Fund, Inc. (the “Fund”), to be held on May 2, 2011.

These definitive proxy materials reflect changes to the preliminary proxy statement, which was filed on March 17, 2011 on Schedule 14A, in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) on Friday, March 25, 2011.

Set forth in the numbered paragraphs below are your comments of March 25, 2011 to the preliminary proxy statement, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s proxy statement.

1.	Comment: On page 1 of the proxy statement, in the 3rd paragraph, please include the semi-annual report in this disclosure.

Response: The referenced paragraph has been revised as follows:

The Annual Report of the Fund, including audited financial statements for the fiscal year ended March 31, 2010, and the Semi-Annual Report of the Fund, including unaudited financial statements for the period ended September 30, 2010, have been mailed to stockholders. Additional copies are available upon request, without charge, by writing to First Opportunity Fund, Inc., 2344 Spruce Street, Suite A, Boulder, Colorado 80302 or by calling (877) 561-7914. The reports are also viewable online at the Fund’s website at www.firstopportunityfund.com. The Annual Report and Semi-Annual Report are not to be regarded as proxy solicitation material.

2.
Comment:  In the section entitled, “Background on Proposal 1”, the statement is made that the 2004 Proposal was intended at the time to lead to better stockholder governance, a more responsive Board and more access to fund management. In light of this statement, within the discussion under “Board Considerations,” please explain the Board’s reasoning for concluding that the staggered Board achieves a fair balance between the corporate governance intent of the 2004 Proposal and protecting the stockholders’ long-term interests.

Response:  The relevant section has been revised as follows:

Moreover, after having experienced the effects of classified Boards on other funds’ boards on which the Directors sit, the Board believes that Directors elected to a classified board are no less accountable or responsive to stockholders than they would be if elected annually. A Director has the same duties to the Fund, regardless of how often he or she stands for election. For these reasons, the Board believes that Directors elected to three-year terms are not insulated from their responsibilities and are as accountable and accessible to stockholders as are Directors who are elected annually.

The Board ultimately weighed these considerations against the intent of the 2004 Proposal and concluded that Proposal 1 achieves a fair balance between the corporate governance intent of the 2004 Proposal and protecting the stockholders’ long-term interests and recommends that stockholders vote “FOR” this proposal.

3.	Comment: In the Director’s table, please specify that the Other Directorships Held By Director are within the last 5 years.

Response: The relevant heading in the table has been revised to state, “Other Directorships Held By Director Within the Last 5 Years.”

4.
Comment:  In the section entitled, “Information About the Directors’ Qualifications, Experience, Attributes and Skills,” clarify which of each Directors’ qualifications, experience, attributes and skills led the Board to conclude that each person should serve as a Director of the Fund.

Response:

Joel W. Looney, Director and Chairman of the Board.  Mr. Looney joined the Board in 2003 and sits on the boards of three other closed-end investment companies affiliated with the Fund – the Boulder Growth & Income Fund (“BIF”) since 2002, Boulder Total Return Fund (“BTF”) since 2001 and, The Denali Fund (“DNY”) since 2007 (BTF, BIF and DNY together, the “Affiliated Funds”).  He holds a Certified Financial Planner (“CFP”) designation and, since 1999, has been a principal and partner with Financial Management Group, LLC, an investment management firm in Salina, KS (“FMG”).  Mr. Looney is a registered representative with VSR Financial Services, Inc. of Overland Park, Kansas and holds FINRA-approved Series 7, Series 63 Uniform State Law and Series 65 Uniform Investment Adviser Law certifications.  Prior to his current position with FMG, Mr. Looney was vice president and CFO for Bethany College in Lindsborg, Kansas (1995 to 1999) and also served as vice president and CFO for St. John’s Military School in Salina, Kansas (1986 to 1995).  From the late 1980’s until January, 2001, Mr. Looney served, without compensation, as one of three trustees of the Mildred Trust.  Mr. Looney holds a B.S. from Marymount College and an MBA from Kansas State University.

Based upon the foregoing, the Board selected Mr. Looney to serve as a Director of the Fund because of his financial, accounting and investment knowledge and experience and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.  In addition, Mr. Looney’s past experience as a chief financial officer and his ongoing experience in the investment management industry uniquely qualifies him as a Director and, in particular, as chairman of the Audit Committee and the Fund’s “financial expert” (as defined under the Securities and Exchange Commission's Regulation S-K, Item 407(d)).

Richard I. Barr, Director.  Mr. Barr joined the Board in 2001 and sits on the boards of each of the three Affiliated Funds; BIF since 2002, BTF since 1999 and DNY since 2007.  Mr. Barr served  as president and director of Advantage Sales and Marketing (1996 to 2001), president and CEO of CBS Marketing (1963 to 1996), member of the board of directors (and National Chairman) for the Association of Sales and Marketing Companies (formerly the National Food Brokers Association), president of the Arizona Food Brokers Association, and advisory board member for various food manufacturers including H.J. Heinz, ConAgra, Kraft Foods, and M&M Mars.  In addition to these professional positions and experience, Mr. Barr has served in a number of leadership roles with various charitable or other non-profit organizations, including as member of the board of directors of Valley Big Brothers/Big Sisters, member of the board of advisers for University of Kansas Business School, and member of the board of directors for St. Mary’s Food Bank.

Based upon the foregoing, the Board selected Mr. Barr to serve as a Director of the Fund because of his diverse business background, his management and executive experience and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

Dr. Dean Jacobson, Director.  Dr. Jacobson joined the Board in 2003 and sits on the boards of each of the three Affiliated Funds; BIF since 2006, BTF since 2004 and DNY since 2007.  Since 1985, Dr. Jacobson has been president and CEO of Forensic Engineering, Inc., a consulting engineering firm providing scientific and technical expertise in a number of areas where discovery related to property damage and/or personal injury is necessary (e.g., accident reconstruction, failure and design analysis of products, animation and simulation of fires, explosions and mechanical system functions). He sits on the boards of directors of Southwest Mobile Storage Inc. (1995 to Present), and Arizona State University Sun Angel Foundation (past chairman) (1995 to Present).  Dr. Jacobson previously sat on the board of directors of Arizona State University Foundation (1999 to 2009).  He is a Professor Emeritus at Arizona State University (“ASU”) and held a number of faculty and advisory positions at ASU between 1971 and 1997, including director of the Science and Engineering of Materials Ph.D. program and tenured professor of Engineering, and he has also served as a professor and/or research assistant at the University of California at Los Angeles (“UCLA”) (1964 to 1969) and the University of Notre Dame (“Notre Dame”) (1957 to 1963).  Dr. Jacobson is a renowned expert in business engineering processes and has published over 130 scholarly and peer-reviewed research articles in numerous academic, research and business journals and publications.  He holds two patents and a number of professional and business designations.  He holds a B.S. and an M.S. from Notre Dame, and a Ph.D. from UCLA.

Based upon the foregoing, the Board selected Dr. Jacobson to serve as a Director of the Fund because of his academic qualifications, his critical thinking, analytical skills, executive and business experience and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

Susan L. Ciciora, Director.  Ms. Ciciora joined the Board in 2003 and sits on the boards of each of the three Affiliated Funds; BIF since 2006, BTF since 2001 and DNY since 2007.  She is one of three trustees of the Brown Trust since 1994, the Mildred Trust since 1992 and the Ernest Horejsi Trust No. 1B since 1992.  Ms. Ciciora has other business experience, including various executive positions with her family’s mid-west welding supply company and a custom home construction company.  She also has served as a director of the Horejsi Charitable Foundation, Inc. (the “Foundation”) since 1997.  She holds a B.S. from the University of Kansas.  Ms. Ciciora is Stewart Horejsi’s daughter and John S. Horejsi’s sister.  As a trustee and beneficiary under the Brown Trust and Mildred Trust, the Fund’s largest stockholders, Ms. Ciciora has a vested interest in ensuring that the Fund’s investment ideals are and continue to be followed.

Based upon the foregoing, the Board selected Ms. Ciciora to serve as a Director of the Fund because of her business, financial, and investment experience, and because of her substantial closed-end investment company experience, during which she has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

John S. Horejsi, Director.  Mr. Horejsi joined the Board in 2006 and sits on the boards of each of the three Affiliated Funds; BIF since 2004, BTF since 2006 and DNY since 2007.  He has been involved in a number of business ventures, including as manager of a record label and music production company, various positions with his family’s mid-west regional welding supply business and as part owner and driver for an automobile racing team.  Mr. Horejsi also has board experience outside of the Funds as a director of the Foundation (since 1997).  Mr. Horejsi previously held a commercial real estate license in California.  Mr. Horejsi holds a B.S. from the University of Kansas.  Mr. Horejsi is Stewart Horejsi’s son and Susan Ciciora’s brother.  He is a beneficiary under the Brown Trust and Mildred Trust, the Fund’s largest stockholders. Accordingly, Mr. Horejsi has a vested interest in making sure the Fund’s investment ideals are and continue to be followed.

Based upon the foregoing, the Board selected Mr. Horejsi to serve as a Director of the Fund because of his executive, business, financial, and investment experience, and because of his substantial closed-end investment company experience, during which he has dealt skillfully with a broad range of complex issues with respect to the Fund and Affiliated Funds.

In connection with the responses made herein, the undersigned hereby acknowledges on behalf of the Registrant that:

•	Registrant is responsible for the adequacy and the accuracy of the disclosure contained in its proxy statement;

•	comments of Staff or changes to disclosure in response to Staff comments in the filing reviewed by Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•
if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions or further comments, please contact the undersigned at (303) 449-0426.

Very truly yours,

/s/ Jennifer T. Welsh
Jennifer T. Welsh

cc:           Stephen C. Miller
Art Zwickel, Paul, Hastings, Janofsky & Walker LLP